**PROSPECTUS SUPPLEMENT NO. 1**
**(To Prospectus Dated April 30, 2004)**



CenterPoint Energy

# $255,000,000
# 2.875% Convertible Senior Notes due 2024
# and
# Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated April 30, 2004, relating to $255,000,000 aggregate principal amount of our 2.875% Convertible Senior Notes Due 2024 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information set forth under the caption "Selling Security Holders" in the prospectus.

| Name | Principal Amount of Notes Beneficially Owned That May Be Sold | Percentage of Notes Outstanding | Number of Shares of Common Stock That May Be Sold | Percentage of Common Stock Outstanding (1) |
|---|---|---|---|---|
| Canadian Imperial Holdings Inc. | $2,500,000 | * | 195,160 | * |
| Citigroup Global Markets Inc. (2) | $2,000,000 | * | 156,128 | * |
| Triborough Partners International Ltd. (3) | $5,040,000 | 1.98% | 393,443 | * |
| Triborough Partners LLC (4) | $1,960,000 | * | 153,005 | * |

* Less than 1%

(1) Calculated using 307,072,860 shares of common stock outstanding as of March 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

(2) Represents the aggregate principal amount of transfer restricted notes held by Citigroup Global Markets Inc. as of the date of this prospectus supplement. Citigroup Global Markets Inc. was one of the initial purchasers in connection with the private placement of the notes in December 2003. In addition, Citigroup Global Markets Inc. was one of the initial purchasers in connection with the private placement of our 3.75% Convertible Senior Notes due 2023 in May 2003, and also beneficially owns $2,804,000 principal amount of our 3.75% Convertible Senior Notes due 2023.

(3) Represents the aggregate principal amount of transfer restricted notes held by Triborough Partners International Ltd. as of the date of this prospectus supplement.

(4) Represents the aggregate principal amount of transfer restricted notes held by Triborough Partners LLC as of the date of this prospectus supplement.

**Investing in the notes involves risks. See "Risk Factors" beginning on page 10 of the accompanying prospectus.**

***Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.***

The date of this prospectus supplement is May 18, 2004.